2-27-02

937248

02014712

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2002

POWERGEN plc
City Point, 1 Ropemaker Street
London EC2Y 9HT, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

9:17 27 Feb RNS-REG-Powergen PLC <PWG.L> Director Shareholding

'NS Number:1256S
'owergen PLC
:7 February 2002

'owergen plc

:7 February 2002

'owergen plc ("the Company") announces that it was notified on 27 February 2002 :hat, in compliance with instructions to reinvest dividends and tax credits in ıis Personal Equity Plans, the following director of the Company has increased ıis beneficial holding in Ordinary shares of the Company as shown, the increase ɔeing effected by a purchase of shares on 27 February 2002 at 769.5p per share.

	Shares Purchased
Mr Ed Wallis	32

Ɔavid Jackson, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Wednesday, 27 February 2002 19:17:29
RNS [nRNSa1256S]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ______________________
Name: Chris Salamé
Title: Authorised Signatory

Dated: February 27, 2002